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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                         SCHEDULE 13G

                          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                      (AMENDMENT NO. 2)*

                       EBC I, Inc. (formerly eToys, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.0001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    297862104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
                    (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 8 pages

CUSIP NO.  297862104

-------------------------------------------------------------------------------
   1.     Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

          Idealab  (95-4569774)
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
-------------------------------------------------------------------------------
   3.     SEC Use only
-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization  United States of America

-------------------------------------------------------------------------------
                        5.     Sole Voting Power          356,324 shares
  Number of
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power        0
  Owned by
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power     356,324 shares
 Person With
                       --------------------------------------------------------
                        8.     Shared Dispositive Power   0

-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          356,324 shares
-------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)                                         [ ]
-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9):    Less than 1%


-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------


                               Page 2 of 8 pages

CUSIP NO.  297862104

-------------------------------------------------------------------------------
   1.     Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

          Bill Gross
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
-------------------------------------------------------------------------------
   3.     SEC Use only
-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization  United States of America

-------------------------------------------------------------------------------
                        5.     Sole Voting Power          356,324 shares
  Number of
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power        0
  Owned by
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power     356,324 shares
 Person With
                       --------------------------------------------------------
                        8.     Shared Dispositive Power   0

-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          356,324 shares
-------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)                                         [ ]
-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)     Less than 1%


-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------



                               Page 3 of 8 pages

ITEM 1.

    (a)  Name of Issuer:  EBC I, Inc. (formerly, eToys, Inc.)

    (b) Address of Issuer's Principal Executive Offices: 600 Corporate Pointe, 12th Floor, Culver City, CA 90230


ITEM 2.

    (a) Name of Person Filing: This statement is being filed jointly by Idealab, a California corporation, and Bill Gross, an individual (collectively, the "Reporting Persons"). Mr. Gross is the Chairman of the Board of Directors and CEO of Idealab and exercises voting and investment power over shares held beneficially by Idealab.

    (b) Address of Principal Business Offices or, if none, Residence: The principal business offices of Idealab and Mr. Gross are 130 W. Union St., Pasadena, CA 91103.

    (c) Citizenship: Idealab is a California corporation and Mr. Gross is a United States citizen.

    (d) Title of Class of Securities: Common Stock ($.0001 par value) ("Common Stock")

    (e)  CUSIP Number:  297862104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
             70o)

    (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

    (e)  [ ] An investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E)

    (f)  [ ] An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F)

    (g)  [ ] A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G)

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

    (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4. OWNERSHIP

        As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:

    (a)  Amount Beneficially Owned: 356,324 *.

    (b)  Percent of Class: Less than 1%.


    (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:   356,324 *.


         (ii)  Shared power to vote or to direct the vote:    0.


         (iii) Sole power to dispose or to direct the disposition of: 356,324 *.


         (iv)  Shared power to dispose or to direct the disposition of:   0.



* Idealab is the record owner of 356,324 shares of Common Stock. Mr. Gross may be deemed the beneficial owner of such shares in his capacity as the Chairman of the Board of Directors and CEO of Idealab. Mr. Gross exercises voting and investment power over shares held beneficially by Idealab. Each of the reporting persons disclaim beneficial ownership of such shares of Common Stock of EBC I, Inc. to the extent it exceeds its pecuniary interest.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


                               Page 4 of 8 pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 8 pages

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

   Date:  February 13, 2002       IDEALAB



                                   By     /s/ Bill Gross
                                          -------------------------------------
                                          Name:  Bill Gross

                                          Title:  Chairman of the Board and CEO

   Date:  February 13, 2002        By     /s/ Bill Gross
                                          -------------------------------------

                                          Name:  Bill Gross


                               Page 6 of 8 pages

                                        EXHIBIT INDEX

                                                                                 Page No.
                                                                                 --------
A.  Joint Filing Agreement, dated February 13, 2002 by and between Idealab and
    Bill Gross                                                                      8



                               Page 7 of 8 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G (Amendment No. 2) dated February 13, 2002 with respect to the Common Stock of EBC I, Inc. (formerly eToys, Inc.) is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

        This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

    Date:  February 13, 2002      IDEALAB



                                  By     /s/ Bill Gross
                                         --------------------------------------
                                         Name:  Bill Gross

                                         Title:  Chairman of the Board and CEO

    Date:  February 13, 2002      By     /s/ Bill Gross
                                         --------------------------------------

                                  Name:  Bill Gross

                               Page 8 of 8 pages